Exhibit 99

Unilever United States, Inc.

Media Relations Contact: Nancy Goldfarb 212-906-4690	Investor Relations Contact: Leigh Ferst 212-906-3430

HOLD FOR 2:00 A.M. (EST) RELEASE

UNILEVER SECOND QUARTER AND HALF YEAR RESULTS 2003

(Unaudited)

New York, NY - July 30, 2003 - Outlook for full year earnings confirmed, supported by the sustained benefits of the Path to Growth strategy.

FINANCIAL HIGHLIGHTS

		€ Millions (constant 2002 average exchange rates)
Second Quarter 2003			Half Year 2003
12,362	–1%	Turnover	23,486	–3%
1,808	–1%	Operating profit – beia*	3,431	–1%
1,039	–26%	Pre-tax profit	2,134	–7%
595	–13%	Net profit	1,265	+ 14%
1,009	+ 2%	Net profit – beia*	1,874	+ 2%

1.03	+ 3%	EPS NV – beia * (Euros)	1.91	+ 4%
15.47	+ 3%	EPS PLC – beia * (Euro cents)	28.69	+ 4%

* Before exceptional items and amortisation of goodwill and intangibles

Earnings per share (beia) at current rates of exchange were 6% lower than the prior year for both the quarter and half year.

KEY FEATURES

•	Sales of the leading brands grew 3.1% in the first half year and now represent over 90% of our business.
•	Operating margin (beia) moved to 14.6% with Path to Growth savings continuing to deliver to plan and increases in advertising and promotions of 120 basis points in the half year.
•	Interest on net borrowings was reduced by 9% in the half year and net debt at the quarter end, at closing rates of exchange, had further reduced to €16.1 billion.
•	EPS (beia) grew by 3% in the quarter and by 4% for the half year.
•	Lower pre-tax and net profit in the second quarter reflect exceptional profits on the sale of businesses last year.

CHAIRMEN’S COMMENT

Through the Path to Growth strategy we have continued to build a more robust and valuable business: focussing on the strength of our leading brands; reshaping the portfolio and addressing under-performing businesses; and by using our scale to improve margins, capital efficiency and cash flow.

We have continued to make excellent progress in personal care, savoury and dressings and in health spreads. Ice cream results across the world are good. The specific plans to focus and enhance profitability in laundry and tea are working well and Foodsolutions grew ahead of weak markets. There has been a disappointing recent performance in North America in HPC and Slim·Fast. Both are being addressed and will improve.

Path to Growth represents a radical and wide-ranging business transformation programme. Mid way through year four we have had considerable success in brand focus, supply chain restructuring and with the integration of major acquisitions. These have led to continued margin expansion and stronger cash flow. We continue to aim for sustained top third TSR through robust value growth.

We confirm our outlook for the year of low double digit growth in earnings per share (beia) and expect growth of the leading brands of some 4%.

N W A FitzGerald	A Burgmans
Chairman, Unilever PLC	Chairman, Unilever N.V.
30 July 2003

SECOND QUARTER AND HALF YEAR FINANCIAL RESULTS (at constant exchange rates)

Note: These results include the previously announced changes in accounting for share options and pensions in both the prior and current years. Further details are given in the notes on page 13. The estimated impact of share options and pensions is to reduce growth in EPS before exceptional items and goodwill and intangibles amortisation (beia) growth by 6 percentage points in 2003 which is included in the outlook for the year.

Underlying sales grew by 2.4% in the quarter and by 2.1% in the first half year. The impact of our disposal programme as we reshape the portfolio under Path to Growth led to turnover being lower than last year by 1.5% in the quarter and by 2.5% in the first half.

Operating margin (beia) at 14.6% was ahead of last year by 10 basis points in the quarter and by 20 basis points for the half year. The improved margin, applied to lower turnover through the impact of disposals, led to operating profit (beia) 1% lower for both the quarter and the first half.

Amortisation of goodwill and intangibles was €349 million in the quarter and €640 million for the half year.

Interest on net borrowings was 6% lower in the quarter and 9% lower in the half year, as we benefited from continued cash flow from operations and proceeds of business disposals. Financing of pension fund assets and liabilities, included in interest, represented a net charge of €48 million in the quarter which compares with a credit of €27 million in the prior year quarter.

Net exceptional charges within operating profit were €99 million in the quarter. This includes restructuring investment costs of €111 million and profits on disposals of €12 million. For the first half year net exceptional charges within operating profit were €21 million which includes restructuring investment costs of €183 million and profits on disposals of €162 million.

The effective tax rate was 38% in the quarter and reflects the non-tax-deductibility of Bestfoods goodwill amortisation. The underlying, or beia, tax rate was 30%, in line with our expectation for the full year.

Net profit (beia) was up 2% in both the quarter and half year to €1,009 million and €1,874 million respectively. Net profit was 13% lower in the quarter as a result of exceptional profits on disposals in the prior year, principally that of DiverseyLever. For the first half year, net profit was 14% ahead of last year mainly due to lower after-tax exceptional items, particularly lower restructuring costs as we move into the latter part of the programme.

Earnings per share (beia) rose by 3% in the quarter and by 4% in the first half year, while earnings per share was 12% lower in the quarter but ahead by 16% in the half year.

When expressed at current rates of exchange, earnings per share (beia) for the half year decreased by 6% in Euros, increased by 15% when measured in US $ and increased by 3% when measured in £ Sterling. Turnover expressed at current rates of exchange decreased by 15% in Euros, increased by 5% when measured in US $ and decreased by 6% when measured in £ Sterling. For further details of the results at current exchange rates and impact of exchange rate movements see notes on page 12.

SECOND QUARTER PERFORMANCE BY REGION (at constant exchange rates)

The following regional commentary is based on operating profit before exceptional items and amortisation of goodwill and intangibles. Sales growth is stated on an underlying basis, excluding the effects of acquisitions and disposals. Turnover includes the impact of acquisitions and disposals.

EUROPE

Underlying sales grew by 3.3% with 40 basis points from price. Turnover was 1.7% lower than last year through the impact of planned disposals as we reshape our portfolio to faster growing and more profitable markets.

There have been strong performances from Personal Care and an expected pick up in momentum in Foods from both the timing of Easter and our innovation programme. These were partly offset by declines in Home Care as we accelerate our focus on improving profitability to create the necessary platform for future growth.

In Western Europe:

•	There has been continued good growth in spreads and cooking products for our heart health brands Flora/Becel, but our family brands such as Rama and Blue Band have been affected by competition from lower butter prices and in Germany from low price competition. Overall we have maintained value market shares and gross margins are stable notwithstanding substantial movements in edible oil costs. We have a strong innovation programme in both this market and heart health brands over the balance of the year.

•	Savoury and dressings have shown good progress supported by a range of innovations and market place activity under the Knorr, Hellmann’s and Bertolli brands. These include meal kits, “good for you” soups, pasta sauces and soupy snacks.

•	Tea based beverages have performed well with an excellent contribution from Lipton Ready-to-Drink including green tea and fruit juice variants.

•	A strong quarter in ice cream was boosted by our innovations including Magnum 7 Sins, Magnum Moments and Magnum Snacking Bars, Carte d’Or Fruit and Fresh – a mix of yoghurt and ice cream, and the continued roll-out of Cornetto Soft. These have been further enhanced by the relaunch of the Heart brand logo.

•	Frozen foods have yet to show broad based progress. Good performances by the Knorr brand and by Birds Eye in the UK with innovations in children’s meals and microwaveable vegetables have been offset by poorer performances elsewhere.

•	The Slim·Fast relaunch in the UK has gone well with momentum building through the quarter. There have been further positive contributions from France and The Netherlands.

•	Foodsolutions has grown in a difficult market, once again confirming the robustness of our business model and the strength of our team.

•	A strong performance in Personal Care was led by Dove in skin cleansing and shampoo, Sunsilk which is now available in ten Western European markets, Rexona/Sure with the launch of the Crystal variant, Axe with the launch of an anti-perspirant variant and a continuing strong contribution from earlier innovations.

•	In Home Care we are focussing on priority brands and markets while improving the profitability of the portfolio as a whole. In the quarter, the impact of this strategy was to fully offset the growth in Personal Care, but with trading margins ahead by over 300 basis points.

In Central and Eastern Europe Personal Care grew well, especially in skin, hair and deodorants, whilst in Foods good progress in savoury and dressings, tea and ice cream was partially offset by declines in spreads from low butter prices.

Operating margin at 16.6% was 300 basis points ahead of last year after a 120 basis points increase in advertising and promotions. This reflects the contribution from our restructuring and savings programmes and our strategy for improving profitability in Home Care.

NORTH AMERICA

Turnover was 9% lower than last year, including just over 5 percentage points from disposals, principally DiverseyLever and Mazola. Underlying sales declined by 4% with negative pricing of 60 basis points. The combination of sharply reduced stocks in retailers, financial difficulties at key customers and distributors, lower sales of Slim·Fast and weak out of home channels particularly affecting our prestige fragrance business has reduced overall planned growth by the equivalent of just over 5 percentage points. Importantly, however, our overall market shares in both Home & Personal Care and in Foods other than Slim·Fast have remained stable.

Unilever Bestfoods continues to show a good trend of improving performance as we move from integration to innovation and as we successfully implement the new “go to market” strategy. In particular there were good performances from Hellmann’s boosted by Easter promotions and favourable pricing and innovation with Dippin’ Sauce; from Bertolli particularly in olive oil; from Lipton through the continued success of Asian Side Dishes; from Lawry’s through improved distribution and the Steak Sauce innovation and for Lipton tea with a successful Memorial Day promotion. Partially offsetting this was a weaker performance in spreads driven by poor category growth because of lower butter prices.

In ice cream, weak out of home channels particularly impacted Ben & Jerry’s but this was more than offset by another strong performance from Good Humor and Breyers, notwithstanding tough prior year comparators, and we are gaining market share.

Our Foodsolutions business has done well in very weak market conditions. Underlying sales growth of 2%, mostly in volume, has strengthened our market position and gives a good base for our growth plans in the second half.

In Home & Personal Care we have continued to invest behind our innovations and Dove and Axe have made strong contributions while Vaseline Healthy Hands has also been successful. In laundry, all has made good progress, particularly in fabric conditioners. Gains in value market share in Personal Care have been offset by share erosion in fabric cleaning as we implement a strategy to create a firmer and more profitable foundation on which to build future growth.

Operating margin at 13.8% is 270 basis points behind the prior year with advertising and promotions flat. The one-time accounting impact of the “go to market” change as we accrue promotional funds at the time of shipment has impacted operating margin by 100 basis points. In addition, the short term effect of the loss of profit contribution from the sharply lower trade stocks had an impact equivalent to a further 100 basis points in the quarter, and we are absorbing the impact of higher commodity prices.

AFRICA, MIDDLE EAST AND TURKEY

Underlying sales grew 9.2% with 7 percentage points from underlying volume growth. Turnover grew 5.8% including the impact of disposals.

In Home & Personal Care there have been excellent performances from laundry, skin and hair. In laundry we have continued to strengthen our position through the Surf and Omo brands whilst in skin and hair activities behind Dove, Lux and Sunsilk have been the key contributors.

In Foods, there was good growth in savoury and dressings, especially with Knorr across the region and in ice cream with the success of the Heart brand re-launch in both Israel and Turkey.

Operating margin at 11.8% was 320 basis points behind last year with 30 basis points lower advertising and promotions and reflects the impact of devaluation driven cost increases, high edible oil prices in the north of the region, and factory start-up costs as we enter new markets.

ASIA PACIFIC

Underlying sales grew by 3% with underlying volume growth of 2%. Leading brand growth of around 5% in Home & Personal Care and our retail foods business was offset by weak out of home channels for ice cream and Foodsolutions and our actions to reduce the non-leading brand business, particularly in Food. The net of acquisitions and disposals was favourable reflecting the Ajinomoto transaction to give a turnover increase of 3.3%.

In Home & Personal Care growth was close to 5% in the consumer branded businesses and just over 4% in total, reflecting the continued focus on managing the tail businesses in India for value. Thailand, Vietnam, Taiwan, Singapore, Bangladesh and Sri Lanka all grew at over 10%, with Indonesia, The Philippines, Hong Kong, Korea and Japan growing in mid single digits. There has been good growth in laundry driven by Omo and Surf, strong growth in hair through innovations in Lux and Clear, whilst growth in skin was broad based with progress by Lux, Lifebuoy, Vaseline and Fair & Lovely.

In Foods the improved momentum which started to be evident in quarter four of last year continued. In Japan, Lipton Ready to Drink tea led growth of over 10% in tea and China grew well off a small base driven by Knorr. Indonesia has continued to make progress with Bango and Sariwangi as we build distribution whilst in India, a return to growth last quarter in our leading beverage brands has continued as we start to reap the benefits of our refocused brand portfolio and innovations such as the re-launch of Lipton Yellow Label packet tea and the launch of Brooke Bond boilable bags. However these good performances were largely offset by our exit from low margin low growth businesses, and sales declines in both ice cream and in Foodsolutions brought about by weak out of home channels.

Operating margin at 14.1% was 100 basis points ahead of last year with good momentum in gross margins and a 60 basis point increase in advertising and promotions.

LATIN AMERICA

Underlying sales grew by 10% with pricing still the main driver as we recover devaluation-led cost increases, while underlying volumes declined 2%. Within this there was a return to underlying volume growth in Home & Personal Care offset by continuing market weakness in Food categories. Including the impact of disposals, turnover increased 7%.

The key drivers of growth continue to be our Personal Care brands: Dove with continuing success in hair and with new skin cleansing variants in North Latin America; Sunsilk boosted by new variants across the region and by extending the brand into new geographies; Rexona following a relaunch in Brazil and the launch of new variants in Andina and Mexico; Lux with a range of innovations that has returned the brand to strong, broad based growth; Axe with the launch of new variants and extension to new geographies; and Pond’s with the launch of new variants in Mexico. In laundry we have continued to maintain our strong share positions with progress behind all our key brands.

In Foods there has been further good progress in ice cream, particularly in Brazil and Mexico, and we have also successfully launched Slim·Fast into Mexico. In the rest of our Foods portfolio, in competitive markets, we have continued to strengthen the base of our business with: innovations around AdeS, Arisco and the migration of CICA to Knorr in Brazil; good growth for Knorr and Hellmann’s in the north of the region; initiatives to increase distribution, for example in Chile, and as we build on our well established Foodsolutions business. Overall growth in Foods is impacted by our actions to reduce the tail of non-leading brands by managing some brands for value through a harvest strategy or through disposal.

Operating margin at 11.9% was 290 basis points lower than last year after a 160 basis points increase in advertising and promotions. We are making good progress with both savings programmes and the recovery of devaluation-led cost increases, however overall operating margins continue to be affected by the impact of currency movements.

CASH FLOW

Cash flow from operations for the half year of €2.5 billion was €1.0 billion lower than the corresponding period last year. Operating profit (beia) at current rates of both periods was €0.5 billion lower than last year mainly due to currency movements. Cash outflows from restructuring under the Path to Growth cost saving programme were €0.2 billion higher this year. The remainder of the decrease is explained by seasonal outflows of working capital in the first half being higher than in the first half of last year.

The net interest outflow reduced by €0.3 billion in the half year reflecting lower debt, the positive impact of the US dollar weakening and the timing of interest payments during the year. Capital expenditure and financial investment was €0.2 billion lower in the half year through lower spend on fixed assets and lower cash costs of share option hedging. The net effect on cash of acquisitions and disposals activity in the half year was broadly neutral.

Net debt decreased by €0.8 billion in the half year. Positive currency effects on our US$ debt more than offset the change in net funds of €(0.5) billion resulting from cash flows.

BALANCE SHEET

Capital and reserves increased by €1.4 billion in the half year, coming mostly from a net profit of €1.2 billion, a positive currency retranslation of €0.5 billion offset by a reduction of reserves of €(0.4) billion due to the purchase of own shares to hedge share options granted. The effect of changes in the value of pension funds on reserves under FRS 17 rules was a reduction of €(53) million, for which further information is given on page 13. Creditors have reduced by €1.1 billion following payment of the final dividend for 2002.

EURO REPORTING

Information in sterling and US dollars is available as a supplement to this Euro report.

SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act 1995). Any forward-looking statements are based on current expectations with respect to important risk factors. It is important to note that the actual results could materially differ from the results anticipated in any forward-looking statements which may be contained in this announcement. Factors which might cause forward-looking statements to differ materially from actual results include, among other things, the overall economic, political, social and business conditions, the demand for our goods and services, competition in the market, fluctuations in interest rates and foreign currencies, the impact and other uncertainties of future acquisitions and disposals and any changes in the tax laws and other legislation and regulation, in the jurisdictions in which we operate.

We do not undertake any obligation to update any forward-looking statements contained in or incorporated in this announcement to reflect actual results, changes in assumptions or in other factors which may affect any forward-looking statements.

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

Note: A description of the exchange rate conventions used is given on page 12.

Second Quarter			€ Millions – constant rates	Half Year
2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

12,362	12,547	(1)%	TURNOVER	23,486	24,098	(3)%
(65)	(122)		Less: Share of turnover of joint ventures	(147)	(264)

12,297	12,425	(1)%	Group turnover	23,339	23,834	(2)%

1,345	1,644	(18)%	Group operating profit	2,741	2,792	(2)%

15	25		Add: Share of operating profit of joint ventures	29	39

1,360	1,669	(19)%	OPERATING PROFIT	2,770	2,831	(2)%
1,808	1,819	(1)%	Operating profit beia *	3,431	3,467	(1)%
(99)	167		Exceptional items	(21)	(1)
(349)	(317)		Amortisation of goodwill and intangibles	(640)	(635)

18	13		Share of operating profit of associates	5	13
(14)	(11)		Other income from fixed investments	(11)	(12)

(277)	(296)		Interest (excluding pension related amounts)	(534)	(590)
(48)	27		Net interest (cost)/return on pension scheme assets and liabilities	(96)	54

1,039	1,402	(26)%	PROFIT BEFORE TAXATION	2,134	2,296	(7)%

(393)	(625)		Taxation	(741)	(1,031)

646	777	(17)%	PROFIT AFTER TAXATION	1,393	1,265	10%

(51)	(93)		Minority interests	(128)	(156)

595	684	(13)%	NET PROFIT	1,265	1,109	14%

1,009	988	2%	Net profit beia *	1,874	1,834	2%

			COMBINED EARNINGS PER SHARE (Constant rates)

0.61	0.69	(12)%	- per €0.51 ordinary NV share (Euros)	1.29	1.11	16%
9.07	10.28	(12)%	- per 1.4p ordinary PLC share (Euro cents)	19.28	16.60	16%

1.03	1.00	3%	- per €0.51 ordinary NV share – beia * (Euros)	1.91	1.85	4%
15.47	14.96	3%	- per 1.4p ordinary PLC share – beia * (Euro cents)	28.69	27.69	4%

0.59	0.66	(12)%	- per €0.51 ordinary NV share – diluted (Euros)	1.25	1.07	16%
8.79	9.95	(12)%	- per 1.4p ordinary PLC share – diluted (Euro cents)	18.71	16.10	16%

* Before exceptional items and amortisation of goodwill and intangibles

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in our accounting policy for share option costs (see notes on page 13).

NET PROFIT AND EARNINGS PER SHARE – CURRENT EXCHANGE RATES (unaudited)

Net profit and earnings per share given below are stated at current exchange rates i.e. the results in both years have been translated at the exchange rates prevailing during the appropriate period.

For further details of the results at current exchange rates and impact of exchange rate movements see notes on page 12.

Second Quarter			€ Millions – current rates	Half Year
2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

564	688	(18)%	NET PROFIT	1,201	1,129	6%

932	1,003	(7)%	Net profit beia *	1,747	1,889	(8)%

			COMBINED EARNINGS PER SHARE (Current rates)

0.57	0.69	(17)%	- per €0.51 ordinary NV share (Euros)	1.22	1.13	8%
8.59	10.35	(17)%	- per 1.4p ordinary PLC share (Euro cents)	18.28	16.89	8%

0.95	1.01	(6)%	- per €0.51 ordinary NV share – beia * (Euros)	1.78	1.90	(6)%
14.27	15.19	(6)%	- per 1.4p ordinary PLC share – beia * (Euro cents)	26.71	28.53	(6)%

0.55	0.67	(17)%	- per €0.51 ordinary NV share – diluted (Euros)	1.18	1.09	8%
8.32	10.02	(17)%	- per 1.4p ordinary PLC share – diluted (Euro cents)	17.74	16.38	8%

* Before exceptional items and amortisation of goodwill and intangibles

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

€ Millions – current rates	Half Year
	2003	2002 Restated

Net profit	1,201	1,129
Currency retranslation	459	(1,170)

Total recognised gains for the year	1,660	(41)
Pension gains / (losses) net of tax	(53)	(869)

Total recognised gains / (losses) since last annual accounts	1,607	(910)

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in our accounting policy for share option costs (see notes on page 13).

MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

€ Millions – current rates	Half Year
	2003	2002
		Restated

Shareholders' equity as at 1 January (1)	4,629	8,437
Net profit	1,201	1,129
Dividends	10	(6)
Goodwill written back on disposals	10	404
Currency retranslation	502	(1,126)
Change in number of shares or certificates of shares held in connection with share options	(382)	(488)
Pension gains / (losses) net of tax	(53)	(869)
Adjustment of share option expense	66	42

Shareholders' equity as at the end of the period	5,983	7,523

SUMMARY BALANCE SHEET (unaudited)

€ Millions – current rates	As at 28th June 2003	As at 31st December 2002	As at 29th June 2002
		Restated	Restated

Goodwill and intangibles	19,478	20,274	21,853
Other fixed assets	7,538	8,115	8,772
Stocks	4,735	4,500	4,911
Debtors	7,668	6,951	9,536
Cash and current investments	2,922	3,478	3,664
Trade and other creditors	(10,667)	(11,732)	(11,782)

	31,674	31,586	36,954

Borrowings	19,064	20,444	23,616
Provisions for liabilities and charges	6,205	5,894	5,120
Minority interests	422	619	695
Capital and reserves	5,983	4,629	7,523

	31,674	31,586	36,954

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in the accounting policy for share option costs (see notes on page 13).

€ Millions – current rates		As at 1st	As at 1st
		January 2003	January 2002

(1)	Shareholders’ equity as previously reported	5,867	6,993
	Change in accounting policy – pensions	(1,238)	1,444

	Shareholders’ equity as restated	4,629	8,437

CASH FLOW STATEMENT (unaudited)

€ Millions – current rates	Half Year
	2003	2002

Cash flow from group operating activities	2,490	3,502
Dividends from joint ventures	10	12
Returns on investments and servicing of finance	(523)	(823)
Taxation	(652)	(856)
Capital expenditure and financial investment	(736)	(925)
Acquisitions and disposals	20	1,152
Dividends paid on ordinary share capital	(1,068)	(1,041)

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	(459)	1,021
Management of liquid resources	353	(256)
Financing	(472)	(395)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(578)	370

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

€ Millions – current rates	Half Year
	2003	2002

NET DEBT AT 1 JANUARY	(16,966)	(23,199)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(578)	370
Cash flow from (increase) / decrease in borrowings	472	394
Cash flow from increase / (decrease) in liquid resources	(353)	256

Change in net debt resulting from cash flows	(459)	1,020
Borrowings within group companies acquired	(26)	(91)
Borrowings within group companies sold	5	19
Liquid resources within group companies acquired	—	—
Liquid resources within group companies sold	(3)	(1)
Non cash movements	272	1,120
Currency retranslation	1,035	1,180

MOVEMENT IN NET DEBT IN THE PERIOD	824	3,247

NET DEBT AT PERIOD END	(16,142)	(19,952)

GEOGRAPHICAL ANALYSIS (at constant rates – unaudited)

Second Quarter			€ Millions – constant rates	Half Year
2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

12,362	12,547	(1)%	TURNOVER	23,486	24,098	(3)%

5,042	5,131	(2)%	Europe	9,365	9,801	(4)%
2,982	3,281	(9)%	North America	5,793	6,356	(9)%
864	816	6%	Africa, Middle East and Turkey	1,642	1,515	8%
2,060	1,994	3%	Asia and Pacific	3,947	3,849	3%
1,414	1,325	7%	Latin America	2,739	2,577	6%

1,808	1,819	(1)%	OPERATING PROFIT – beia *	3,431	3,467	(1)%

836	699	20%	Europe	1,530	1,325	16%
412	541	(24)%	North America	781	1,011	(23)%
102	122	(16)%	Africa, Middle East and Turkey	191	183	4%
289	261	11%	Asia and Pacific	582	571	2%
169	196	(14)%	Latin America	347	377	(8)%

14.6%	14.5%		OPERATING MARGIN – beia *	14.6%	14.4%

16.6%	13.6%		Europe	16.3%	13.5%
13.8%	16.5%		North America	13.5%	15.9%
11.8%	15.0%		Africa, Middle East and Turkey	11.6%	12.1%
14.1%	13.1%		Asia and Pacific	14.8%	14.8%
11.9%	14.8%		Latin America	12.7%	14.6%

* Before exceptional items and amortisation of goodwill and intangibles

OPERATIONAL ANALYSIS (at constant rates – unaudited)

Second Quarter			€ Millions – constant rates	Half Year
2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

12,362	12,547	(1)%	TURNOVER	23,486	24,098	(3)%

7,139	7,214	(1)%	Foods	13,201	13,562	(3)%

2,393	2,301	4%	Savoury and dressings	4,590	4,544	1%
1,334	1,536	(13)%	Spreads and cooking products	2,632	3,046	(14)%
1,057	1,098	(4)%	Health & wellness and beverages	2,033	2,092	(3)%
2,355	2,279	3%	Ice cream and frozen foods	3,946	3,880	2%

1,997	2,192	(9)%	Home care and professional cleaning	3,982	4,522	(12)%
3,156	3,037	4%	Personal care	6,138	5,792	6%
70	104	(34)%	Other operations	165	222	(26)%

1,808	1,819	(1)%	OPERATING PROFIT– beia *	3,431	3,467	(1)%

1,109	997	11%	Foods	1,908	1,796	6%

328	307	7%	Savoury and dressings	702	612	14%
186	229	(19)%	Spreads and cooking products	377	453	(17)%
125	85	48%	Health & wellness and beverages	261	257	2%
470	376	25%	Ice cream and frozen foods	568	474	20%

255	275	(7)%	Home care and professional cleaning	502	533	(6)%
437	531	(18)%	Personal care	1,020	1,109	(8)%
7	16	(60)%	Other operations	1	29	(99)%

14.6%	14.5%		OPERATING MARGIN – beia *	14.6%	14.4%

15.5%	13.8%		Foods	14.5%	13.2%

13.7%	13.3%		Savoury and dressings	15.3%	13.5%
13.9%	14.9%		Spreads and cooking products	14.3%	14.9%
11.9%	7.7%		Health & wellness and beverages	12.9%	12.3%
20.0%	16.5%		Ice cream and frozen foods	14.4%	12.2%

12.8%	12.5%		Home care and professional cleaning	12.6%	11.8%
13.9%	17.5%		Personal care	16.6%	19.2%
9.4%	15.4%		Other operations	0.2%	13.0%

* Before exceptional items and amortisation of goodwill and intangibles

NOTES

Exchange rate conventions and impact of movements in exchange rates

Consistent with our previous practice, the following exchange rate conventions have been applied:

In the profit and loss account information given on page 6 and the segmental analysis on pages 10 and 11, the results for 2003 and the comparative figures for 2002 have been translated at constant exchange rates, being the annual average exchange rates for 2002. This reporting convention facilitates comparisons since the impact of exchange rate fluctuations is eliminated, and is the basis on which we measure our annual operational performance internally. It also forms the basis for target setting and the annual outlook statement. For our reporting currencies these rates were €1 = £0.63 = US $0.94.

The results and earnings per share on page 7 and the cash flow statement on page 9 are translated at rates current in each period. For our reporting currencies these rates were €1 = £0.69 = US $1.10 for the half year 2003 and €1 = £0.62 = US $0.90 for half year 2002.

As a result of the strengthening Euro,when expressed at current rates of exchange, earnings per share (beia) for the half year decreased by 6% in Euros, increased by 15% in US$ and increased by 3% in £ Sterling.

The balance sheet figures have been translated at period-end rates of exchange. For our reporting currencies these were €1 = £0.69 = US $1.14 at 28 June 2003, €1 = £0.65 = US $1.05 at 31 December 2002 and €1 = £0.65 = US $1.00 at 29 June 2002.

Results at current rates of exchange

Second Quarter			€ Millions – current rates	Half Year
2003	2002	% Incr.		2003	2002	% Incr.
	Restated	/(Decr.)			Restated	/(Decr.)

11,148	12,755	(13)%	Turnover	21,330	24,993	(15)%

1,242	1,694	(27)%	Operating profit	2,544	2,926	(13)%
1,639	1,850	(11)%	Operating profit beia *	3,135	3,596	(13)%

3	2		Share of operating profit of associates & income from fixed investments	(6)	2
(272)	(279)		Interest (including net interest (cost)/return on pension scheme assets and liabilities)	(534)	(575)
(365)	(635)		Taxation	(690)	(1,063)
(44)	(94)		Minority interests	(113)	(161)

564	688	(18)%	Net profit	1,201	1,129	6%

932	1,003	(7)%	Net profit beia *	1,747	1,889	(8)%

The impact of exchange rate movements on the half year results at current exchange rates in Euros, £ Sterling and US dollars is given below, along with the year on year percentage change at constant rates.

Half Year – Millions	Constant rates	At current rates of exchange
	% Incr.	€	% Incr.	£	% Incr.	US $	% Incr.
	/(Decr.)	2003	/(Decr.)	2003	/(Decr.)	2003	/(Decr.)

Turnover	(3)%	21,330	(15)%	14,611	(6)%	23,527	5%
Operating profit beia *	(1)%	3,135	(13)%	2,147	(4)%	3,458	7%
Net profit	14%	1,201	6%	823	17%	1,324	31%
Net profit beia *	2%	1,747	(8)%	1,197	2%	1,927	13%

% Change in EPS	16%		8%		19%		33%
% Change in EPS – beia *	4%		(6)%		3%		15%

* Before exceptional items and amortisation of goodwill and intangibles

Acquisitions and disposals

On 15 May 2003 we announced the sale of the Van den Bergh Oils business in the U.K, to Pura Foods Ltd, a subsidiary of ADM International Ltd. This business has annual third party sales of approximately €60 million.

FRS 17

From 1 January 2003 we have adopted United Kingdom Financial Reporting Standard 17 (FRS 17) 'Retirement Benefits' which requires that pension assets and liabilities be stated at fair values. The impact of adoption of this standard has been reflected in all periods covered by this announcement by means of prior period adjustments to the balance sheets and profit and loss accounts.

The implementation of FRS 17 has resulted in a reduction of €1,238 million in the opening capital and reserves for 2003 (2002: increase of €1,444 million). In the 2003 opening balance sheet pension liabilities have increased by €1,752 million (2002: decrease of €628 million). Deferred tax within liabilities has been reduced by €1,785 million (2002: reduction of €1,383 million). The change in debtors because of changes in pension assets and deferred tax is a net reduction of €1,280 million in the 2003 opening balance (2002: reduction of €561 million). Minority interests have also been reduced by €9 million (2002: increase of €6 million).

In the profit and loss account for the first half of 2002 operating profit has increased by €93 million and net interest has decreased by €54 million. Total recognised gains and losses for the first half of 2002 have reduced by €869 million for actuarial gains and losses and differences between actual and expected return on pensions plan assets.

Share options

In line with recommendations of various standard setting bodies, from 1 January 2003 we changed our accounting policy for share options. The impact of adoption of this change has been reflected in all periods covered by this announcement by means of prior period adjustments to the profit and loss accounts. We have been hedging our existing share option programmes by buying shares at the time of grant and taking the financing cost within interest. The accounting change is to include an additional non cash charge against operating profit to reflect the full value to the employee of the share options granted. In determining this charge we are applying a Black-Scholes based valuation spread over the vesting period of the option.

In the profit and loss account for the first half of 2002 operating profit has been reduced by €42 million, and in the first half of 2003 a charge of €66 million has been included in operating profit.

Combined earnings per share

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the year, less the average number of shares held to meet options granted under various employee share plans.

The number of combined share units is calculated from the underlying NV and PLC shares using the exchange rate of £1 = €5.445, in accordance with the Equalisation Agreement.

The diluted earnings per share are based on the average number of share units, plus all shares under option, together with certain PLC shares which may be issued in 2038 under the arrangements for the variation of the Leverhulme Trust. The number of shares is reduced, in accordance with FRS 14, by the number of shares that could be purchased at fair value with the expected proceeds from the exercise of options by employees.

Earnings per share in Euro for the half year

	Constant rates		Current rates
	2003	2002	2003	2002
		Restated		Restated

	Thousands of units
Average number of combined share units of €0.51	971,433	980,180	971,433	980,180
Average number of combined share units of 1.4p	6,476,222	6,534,531	6,476,222	6,534,531

COMBINED EPS	€ Millions
Net profit	1,265	1,109	1,201	1,129
Less: Preference dividends	(17)	(25)	(17)	(25)

Net profit attributable to ordinary capital	1,248	1,084	1,184	1,104

Combined EPS per €0.51 (Euros)	1.29	1.11	1.22	1.13
Combined EPS per 1.4p (Euro cents)	19.28	16.60	18.28	16.89

COMBINED EPS – beia *	€ Millions
Net profit	1,265	1,109	1,201	1,129
Add back exceptional items net of tax	0	114	1	122
Add back amortisation of goodwill / intangibles net of tax	609	611	545	638

Net profit beia *	1,874	1,834	1,747	1,889
Less: Preference dividends	(17)	(25)	(17)	(25)

Net profit attributable to ordinary capital – beia *	1,857	1,809	1,730	1,864

Combined EPS – beia* per €0.51 (Euros)	1.91	1.85	1.78	1.90
Combined EPS – beia* per 1.4p (Euro cents)	28.69	27.69	26.71	28.53

COMBINED EPS – Diluted	Thousands of units

Adjusted average combined share units of €0.51	1,000,970	1,010,504	1,000,970	1,010,504
Adjusted average combined share units of 1.4p	6,673,136	6,736,691	6,673,136	6,736,691

	€ Millions
Net profit attributable to ordinary capital	1,248	1,084	1,184	1,104

Combined diluted EPS per €0.51 (Euros)	1.25	1.07	1.18	1.09
Combined diluted EPS per 1.4p (Euro cents)	18.71	16.10	17.74	16.38

* Before exceptional items and amortisation of goodwill and intangibles

Dates

The results for the third quarter and announcement of interim dividends will be published on 29 October 2003.

ENQUIRIES: UNILEVER PRESS OFFICE +44 (0) 20 7822 6805
Internet: http://www.unilever.com
E-mail: press-office.london@unilever.com

30 July 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

Note: A description of the exchange rate conventions used is given on page 12.

Second Quarter			US $ Millions – constant rates	Half Year
2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

11,621	11,796	(1)%	TURNOVER	22,079	22,655	(3)%
(61)	(115)		Less: Share of turnover of joint ventures	(138)	(248)

11,560	11,681	(1)%	Group turnover	21,941	22,407	(2)%

1,264	1,545	(18)%	Group operating profit	2,577	2,624	(2)%

14	23		Add: Share of operating profit of joint ventures	27	37

1,278	1,568	(19)%	OPERATING PROFIT	2,604	2,661	(2)%
1,700	1,709	(1)%	Operating profit beia *	3,226	3,259	(1)%
(93)	157		Exceptional items	(20)	(1)
(329)	(298)		Amortisation of goodwill and intangibles	(602)	(597)

17	12		Share of operating profit of associates	5	12
(13)	(11)		Other income from fixed investments	(10)	(11)

(260)	(278)		Interest (excluding pension related amounts)	(502)	(554)
(45)	26		Net interest (cost) / return on pension scheme assets and liabilities	(90)	51

977	1,317	(26)%	PROFIT BEFORE TAXATION	2,007	2,159	(7)%

(369)	(588)		Taxation	(696)	(970)

608	729	(17)%	PROFIT AFTER TAXATION	1,311	1,189	10%

(49)	(87)		Minority interests	(121)	(146)

559	642	(13)%	NET PROFIT	1,190	1,043	14%

949	929	2%	Net profit beia *	1,763	1,725	2%

			COMBINED EARNINGS PER SHARE (Constant rates)

0.57	0.64	(12)%	- per €0.51 ordinary NV share (US $)	1.21	1.04	16%
0.34	0.38	(12)%	- per 5.6p ordinary PLC share (US $)	0.72	0.62	16%

0.97	0.94	3%	- per €0.51 ordinary NV share – beia * (US $)	1.80	1.74	4%
0.58	0.56	3%	- per 5.6p ordinary PLC share – beia * (US $)	1.08	1.04	4%

0.55	0.62	(12)%	- per €0.51 ordinary NV share – diluted (US $)	1.17	1.01	16%
0.33	0.38	(12)%	- per 5.6p ordinary PLC share – diluted (US $)	0.70	0.61	16%

* Before exceptional items and amortisation of goodwill and intangibles

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in our accounting policy for share option costs (see notes on page 13).

NET PROFIT AND EARNINGS PER SHARE – CURRENT EXCHANGE RATES (unaudited)

Net profit and earnings per share given below are stated at current exchange rates i.e. the results in both years have been translated at the exchange rates prevailing during the appropriate period.

For further details of the results at current exchange rates and impact of exchange rate movements see notes on page 12.

Second Quarter			US $ Millions – current rates	Half Year
2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

641	628	2%	NET PROFIT	1,324	1,014	31%

1,053	921	14%	Net profit beia *	1,927	1,698	13%

			COMBINED EARNINGS PER SHARE (Current rates)

0.65	0.63	3%	- per €0.51 ordinary NV share (US $)	1.34	1.01	33%
0.39	0.38	3%	- per 5.6p ordinary PLC share (US $)	0.81	0.61	33%

1.07	0.93	16%	- per €0.51 ordinary NV share – beia * (US $)	1.96	1.71	15%
0.65	0.56	16%	- per 5.6p ordinary PLC share – beia * (US $)	1.18	1.03	15%

0.63	0.61	4%	- per €0.51 ordinary NV share – diluted (US $)	1.30	0.98	33%
0.38	0.37	4%	- per 5.6p ordinary PLC share – diluted (US $)	0.78	0.59	33%

* Before exceptional items and amortisation of goodwill and intangibles

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

US $ Millions – current rates	Half Year
	2003	2002 Restated

Net profit	1,324	1,014
Currency retranslation	994	(215)

Total recognised gains for the year	2,318	799
Pension gains / (losses) net of tax	(58)	(781)

Total recognised gains / (losses) since last annual accounts	2,260	18

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in our accounting policy for share option costs (see notes on page 13).

MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

US $ Millions – current rates	Half Year
	2003	2002
		Restated

Shareholders' equity as at 1 January (1)	4,856	7,470
Net profit	1,324	1,014
Dividends	11	(6)
Goodwill written back on disposals	11	363
Currency retranslation	1,038	(153)
Change in number of shares or certificates of shares held in connection with share options	(422)	(439)
Pension gains / (losses) net of tax	(58)	(781)
Adjustment to cost of share options	73	38

Shareholders' equity as at the end of the period	6,833	7,506

SUMMARY BALANCE SHEET (unaudited)

US $ Millions – current rates	As at 28th June 2003	As at 31st December 2002	As at 29th June 2002
		Restated	Restated

Goodwill and intangibles	22,244	21,268	21,803
Other fixed assets	8,608	8,513	8,751
Stocks	5,407	4,721	4,899
Debtors	8,757	7,292	9,514
Cash and current investments	3,337	3,649	3,656
Trade and other creditors	(12,182)	(12,308)	(11,754)

	36,171	33,135	36,869

Borrowings	21,771	21,446	23,562
Provisions for liabilities and charges	7,086	6,183	5,108
Minority interests	481	650	693
Capital and reserves	6,833	4,856	7,506

	36,171	33,135	36,869

Restatements relate to the implementation of United Kingdom Financial Reporting Standard 17 ‘Retirement Benefits’ and changes in our accounting policy for share option costs (see notes on page 13).

	US $ Millions – current rates	As at 1st	As at 1st
		January 2003	January 2002

(1)	Shareholders’ equity as previously reported	6,154	6,192
	Change in accounting policy – pensions	(1,298)	1,278

	Shareholders’ equity as restated	4,856	7,470

CASH FLOW STATEMENT (unaudited)

US $ Millions – current rates	Half Year
	2003	2002

Cash flow from group operating activities	2,746	3,148
Dividends from joint ventures	11	11
Returns on investments and servicing of finance	(576)	(740)
Taxation	(719)	(770)
Capital expenditure and financial investment	(813)	(832)
Acquisitions and disposals	22	1,036
Dividends paid on ordinary share capital	(1,177)	(936)

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	(506)	917
Management of liquid resources	389	(230)
Financing	(520)	(355)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(637)	332

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

US $ Millions – current rates	Half Year
	2003	2002

NET DEBT AT 1 JANUARY	(17,797)	(20,540)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(637)	332
Cash flow from (increase) / decrease in borrowings	520	354
Cash flow from increase / (decrease) in liquid resources	(389)	230

Change in net debt resulting from cash flows	(506)	916
Borrowings within group companies acquired	(28)	(82)
Borrowings within group companies sold	5	17
Liquid resources within group companies acquired	—	—
Liquid resources within group companies sold	(3)	(1)
Non cash movements	300	1,007
Currency retranslation	(405)	(1,223)

MOVEMENT IN NET DEBT IN THE PERIOD	(637)	634

NET DEBT AT PERIOD END	(18,434)	(19,906)

GEOGRAPHICAL ANALYSIS (at constant rates – unaudited)

Second Quarter			US $ Millions – constant rates	Half Year
2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

11,621	11,796	(1)%	TURNOVER	22,079	22,655	(3)%

4,740	4,823	(2)%	Europe	8,804	9,214	(4)%
2,802	3,085	(9)%	North America	5,445	5,975	(9)%
812	767	6%	Africa, Middle East and Turkey	1,544	1,424	8%
1,937	1,875	3%	Asia and Pacific	3,711	3,619	3%
1,330	1,246	7%	Latin America	2,575	2,423	6%

1,700	1,709	(1)%	OPERATING PROFIT – beia *	3,226	3,259	(1)%

786	656	20%	Europe	1,439	1,246	16%
387	508	(24)%	North America	734	950	(23)%
97	115	(16)%	Africa, Middle East and Turkey	180	172	4%
272	246	11%	Asia and Pacific	547	537	2%
158	184	(14)%	Latin America	326	354	(8)%

14.6%	14.5%		OPERATING MARGIN – beia *	14.6%	14.4%

16.6%	13.6%		Europe	16.3%	13.5%
13.8%	16.5%		North America	13.5%	15.9%
11.8%	15.0%		Africa, Middle East and Turkey	11.6%	12.1%
14.1%	13.1%		Asia and Pacific	14.8%	14.8%
11.9%	14.8%		Latin America	12.7%	14.6%

* Before exceptional items and amortisation of goodwill and intangibles

OPERATIONAL ANALYSIS (at constant rates – unaudited)

Second Quarter			US $ Millions – constant rates	Half Year
2003	2002 Restated	% Incr./ (Decr.)		2003	2002 Restated	% Incr./ (Decr.)

11,621	11,796	(1)%	TURNOVER	22,079	22,655	(3)%

6,711	6,781	(1)%	Foods	12,410	12,749	(3)%

2,250	2,163	4%	Savoury and dressings	4,316	4,272	1%
1,254	1,444	(13)%	Spreads and cooking products	2,474	2,864	(14)%
994	1,032	(4)%	Health & wellness and beverages	1,911	1,966	(3)%
2,213	2,142	3%	Ice cream and frozen foods	3,709	3,647	2%

1,878	2,061	(9)%	Home care and professional cleaning	3,744	4,251	(12)%
2,966	2,855	4%	Personal care	5,770	5,445	6%
66	99	(34)%	Other operations	155	210	(26)%

1,700	1,709	(1)%	OPERATING PROFIT– beia *	3,226	3,259	(1)%

1,043	936	11%	Foods	1,794	1,688	6%

308	288	7%	Savoury and dressings	660	576	14%
174	215	(19)%	Spreads and cooking products	354	426	(17)%
119	80	48%	Health & wellness and beverages	246	241	2%
442	353	25%	Ice cream and frozen foods	534	445	20%

239	259	(7)%	Home care and professional cleaning	472	501	(6)%
412	499	(18)%	Personal care	960	1,043	(8)%
6	15	(60)%	Other operations	0	27	(99)%

14.6%	14.5%		OPERATING MARGIN – beia *	14.6%	14.4%

15.5%	13.8%		Foods	14.5%	13.2%

13.7%	13.3%		Savoury and dressings	15.3%	13.5%
13.9%	14.9%		Spreads and cooking products	14.3%	14.9%
11.9%	7.7%		Health & wellness and beverages	12.9%	12.3%
20.0%	16.5%		Ice cream and frozen foods	14.4%	12.2%

12.8%	12.5%		Home care and professional cleaning	12.6%	11.8%
13.9%	17.5%		Personal care	16.6%	19.2%
9.4%	15.4%		Other operations	0.2%	13.0%

* Before exceptional items and amortisation of goodwill and intangibles

Earnings per share in US Dollars for the half year

	Constant rates		Current rates
	2003	2002	2003	2002
		Restated		Restated

	Thousands of units
Average number of combined share units of €0.51	971,433	980,180	971,433	980,180
Average number of combined share units of 5.6p	1,619,055	1,633,633	1,619,055	1,633,633

COMBINED EPS	US $ Millions
Net profit	1,190	1,043	1,324	1,014
Less: Preference dividends	(16)	(24)	(19)	(22)

Net profit attributable to ordinary capital	1,174	1,019	1,305	992

Combined EPS per €0.51	$1.21	$1.04	$1.34	$1.01
Combined EPS per 5.6p	$0.72	$0.62	$0.81	$0.61

COMBINED EPS – beia *	US $ Millions
Net profit	1,190	1,043	1,324	1,014
Add back exceptional items net of tax	0	108	2	111
Add back amortisation of goodwill / intangibles net of tax	573	574	601	573

Net profit beia *	1,763	1,725	1,927	1,698
Less: Preference dividends	(16)	(24)	(19)	(22)

Net profit attributable to ordinary capital – beia *	1,747	1,701	1,908	1,676

Combined EPS – beia * per €0.51	$1.80	$1.74	$1.96	$1.71
Combined EPS – beia * per 5.6p	$1.08	$1.04	$1.18	$1.03

COMBINED EPS – Diluted	Thousands of units
Adjusted average combined share units of €0.51	1,000,970	1,010,504	1,000,970	1,010,504
Adjusted average combined share units of 5.6p	1,668,284	1,684,173	1,668,284	1,684,173

	US $ Millions
Net profit attributable to ordinary capital	1,174	1,019	1,305	992

Combined diluted EPS per €0.51	$1.17	$1.01	$1.30	$0.98
Combined diluted EPS per 5.6p	$0.70	$0.61	$0.78	$0.59

* Before exceptional items and amortisation of goodwill and intangibles